Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

Name [XXX]

[XXX]

[XXX]

Dear [Name] [•],

I am pleased to share with you that our parent company, AB InBev, and SABMiller have reached an agreement to combine the two companies to build the first truly global beer company. In addition, AB InBev has announced an agreement with Molson Coors to divest SABMiller’s interest in MillerCoors, conditioned upon completion of AB InBev’s global combination with SABMiller.

We are excited to create a truly global brewer and one of the world’s leading consumer products companies, drawing on a similar heritage and shared passion for brewing and commitment to quality. Our goal is to fully address any questions you might have. For this reason, I want to explain what these transactions mean for the U.S. beer market as well as Anheuser-Busch and our business partners.

As you know, the beer market within the U.S. is already highly competitive and offers a variety of choice to consumers. Nothing in these agreements will lessen that competition. Indeed, together these transactions are good for the U.S. consumer because they have the potential to create a more competitive marketplace. AB InBev will not own SABMiller’s U.S. business, and our market share in the U.S. will not change as a result of this transaction. Similarly, while MillerCoors will become a wholly owned subsidiary of Molson Coors, its market share will also not change as a result of the transaction.

With respect to Anheuser-Busch and its distribution system, we do not expect there to be any changes as a result of these transactions. At the recent NBWA convention in Las Vegas, Anheuser-Busch affirmed its commitment that company-owned wholesalers would continue to distribute no more than approximately 10 percent of company-wide volumes. That commitment will continue after this transaction. So too will our efforts to work with wholesalers to contribute to the vitality of the beer industry. From 2012 through 2014, Anheuser-Busch invested more than $1.2 billion across U.S. operations and, in June of this year, we announced a major investment of more than $1.5 billion in our U.S. brewing, agriculture, packaging and distributing operations by 2018. This investment further demonstrates our long-term commitment to and continued investment in the U.S., as well as our recognition that wholesalers are an integral part of our success.

Several steps remain to be taken before the transactions can close, which we expect to happen in the second half of 2016, subject to satisfying the relevant regulatory clearances. In the meantime, we will be sure to share additional information with you as it becomes available. Should you have questions, please do not hesitate to contact Bob Tallett at bob.tallett@anheuser-busch.com, or visit www.globalbrewer.com.

Sincerely,

João Castro Neves

Zone President North America and Chief Executive Officer

Anheuser-Busch

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

This document relates to the proposed acquisition (the ‘Transaction’) by Anheuser-Busch InBev SA/NV (‘AB InBev’) of the entire issued and to be issued share capital of SABMiller plc (‘SABMiller’). Terms defined in the announcement of the Transaction dated 11 November 2015 shall have the same meaning when used in this notice.

Forward Looking Statements

This document, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective Groups, and certain plans and objectives of AB InBev and Newco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this document include statements relating to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev, Newco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newco and SABMiller can give no assurance that such expectations will prove to be correct. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Pre-Conditions and the Conditions, the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction and the ability to satisfy any conditions required to obtain such approvals; the continued availability of financing; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the success of AB InBev, SABMiller and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Each forward-looking statement speaks only as of the date of this document. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required.

All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2015. These risk factors expressly qualify all forward-looking statements contained in this document and should also be considered by the reader.

FUTURE SEC FILINGS AND THIS FILING: IMPORTANT INFORMATION

In the event that AB InBev and SABMiller implement the Transaction, AB InBev or Newco may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act of 1933, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended.

Further information, including all documents related to the proposed Transaction, can be found at: www.globalbrewer.com.